

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2015

Dmitrij Ozolins
President and Chief Executive Officer
Quest Management Inc.
1 Kalnu iela
Malta, LV-4630
Latvia

> **Re: Quest Management Inc.**
> **Registration Statement on Form S-1**
> **Filed December 23, 2014**
> **File No. 333-201215**

Dear Mr. Ozolins:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Summary, page 3

2. We note that your auditor has expressed substantial doubt regarding your ability to continue as a going concern. Please disclose your monthly "burn rate," pre- and post-offering, and the month you will run out of funds without additional capital.

Our Company, page 3

3. We note the disclosure that your principal "offices" are located in Latvia. Please clarify that you currently have one office and that your initial business operations will be conducted in Latvia.

4. Please clarify the third paragraph that you intend on marketing the sale and distribution of exercise equipment manufactured by third-parties on your website.

5. When available, please include the address of your website.

The Offering, page 5

6. Please revise to disclose in this section (a) the implied aggregate value of all of your common stock intended to be outstanding after the offering, based on the offering price of $0.04 and (b) your total stockholders' equity as of the most recent balance sheet date presented in the filing. It appears from information in this section that 6,000,000 shares of common stock will be outstanding after the offering, for which the implied aggregate value is $240,000.

Jumpstart Our Business Startups Act, page 6

7. Please reconcile the disclosure in the fourth-to-last paragraph on page 7 with your disclosure in the second-to-last paragraph that you have "irrevocably opted out" of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. As applicable, please revise accordingly throughout the prospectus.

Use of Proceeds, page 15

8. We note your disclosure regarding the uses of proceeds assuming the sale of 25%, 50%, 75% and 100% of the securities under this registration statement. Please reconcile the amounts for the uses assuming that 50% of the securities are sold as the amounts do not appear to total $40,000. Please similarly revise page 28 accordingly.

9. Please revise to account for the cost of this offering in your use of proceeds table. We note the information on page 38 indicating that the estimated expenses for the offering are $8,810.

Competition, page 25

10. We note your statement that none of the competitors referred to on page 25 focus on exercise equipment. Please explain why you have included such companies as your competitors.

<u>Market for Common Equity and Related Stockholder Matters, page 27</u>

<u>Securities Authorized Under Equity Compensation Plans, page 27</u>

    11. Please revise to remove the reference to mineral exploration activities or advise.

<u>Exhibits</u>

    12. It appears that you have not included the schedules of delivery and procedures and terms for the sales and purchase contracts. Please re-file Exhibits 10.2 – 10.8 to include the finalized agreements which contain all schedules and terms or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Theresa Messinese at (202) 551-3307 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Loan Lauren P. Nguyen, Special Counsel, at (202) 551-3642 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Diane Harrison, Esq.